Don Leclair	World Headquarters
Executive Vice President	One American Road
Chief Financial Officer	Dearborn, Michigan 48126-2798 USA

May 27, 2008

Via E-mail and Edgar
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company
Annual Report on Form 10-K for the year ended December 31, 2007
("2007 Form 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments and requests for supplemental information set forth in your letter dated April 24, 2008.  For your convenience, each comment is repeated verbatim with our response immediately following.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

1.	Please tell us and expand your MD&A disclosures to indicate the following:
•	The nature of your loaned securities
•	The purpose of entering into these transactions
•	The nature of the transactions that counterparties enter into with these loaned securities, and any associated risk that you may encounter
Furthermore, you state that borrowers must maintain 102% of collateral in cash or securities.  In this regard, tell us how you monitor both the adequacy of collateral (e.g. valuation of loan securities and securities posted as collateral) and the risk of default.

Ford engages in lending certain cash equivalents and marketable securities to banks and securities dealers through a process that is administered by our custody bank, State Street Bank and Trust ("State Street").

In these lending transactions, we transfer financial assets to borrowers and receive collateral, consisting of cash or other securities, equal to 102% of the market value of the loaned securities.  The loaned securities are reclassified on our balance sheet from Cash and cash equivalents and Marketable securities to Loaned securities.  Cash received as collateral is recorded on our consolidated balance sheet in Other Assets, offset by a current obligation to return the collateral in Payables.  Income earned on the collateral, net of expenses incurred on the obligation, is recorded in Automotive interest income and other non-operating income/(expense), net.

The purpose of entering into these transactions is to provide us with additional income, which improves the return on these assets.  The total income received from this lending activity is shared, with 80% distributed to Ford and 20% retained by the program administrator, State Street.  Securities loaned are predominantly U.S. government securities, including U.S. Treasury securities and unsecured debt of select government-sponsored agencies, such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Home Loan Bank, the Federal Farm Credit Bank, etc.

State Street monitors the value of the loaned securities and the collateral each day, and if the value of the collateral falls below the 102% minimum, State Street provides notice of deficiency to the borrower and requires that the borrower post additional collateral sufficient to correct the deficiency the same day.  Ford retains the right to recall any of the loaned securities on a next-day basis.

Acceptable collateral includes cash, securities issued or guaranteed by the United States or its agencies, sovereign debt, Canadian provincial debt, irrevocable bank letters of credit issued by financial institutions other than the borrower or an affiliate of the borrower, and such other collateral as Ford and State Street may agree to in writing from time to time.  During 2007, loaned securities were primarily collateralized by cash, U.S. Treasury securities and government-sponsored agency securities.  State Street monitors exposure to borrowers and indemnifies Ford against borrower default. In the event of both a borrower default and the failure of State Street to indemnify us, Ford has the right to realize on the collateral to satisfy the borrower's repayment obligation; to date, we have not had an event of borrower default.

Beginning with our 2008 Form 10-K Report, we will expand our disclosures to include a summary of the nature and purpose of and the risk associated with our loaned securities.

2.
Please tell us and consider expanding your trend disclosure to indicate management's conclusion regarding current key economic factors and trends (e.g. excess capacity, pricing pressures, repossession rates and current credit environment) and its effect on the residual values of the leased fleets, if applicable.

We are exposed to residual risk on operating leases where the customer may return the financed vehicle.  Residual risk is the possibility that the amount we obtain from the sale of returned vehicles will be less than our estimate of the expected residual value.  We monitor economic conditions and the used vehicle auction market when reviewing risk adequacy studies to establish depreciation rates.  In 2007, our wholly-owned subsidiary, Ford Motor Credit Company LLC ("Ford Credit"), increased depreciation expense for vehicles subject to operating leases in its North American portfolio, reflecting higher lease volumes, a decrease in auction values relative to Ford Credit's expectations at the time of contract purchase, and an increase in the percentage of vehicles returned to Ford Credit at lease termination.  Ford has a similar residual risk on vehicles sold to daily rental car companies subject to an agreement to repurchase the vehicles ("rental repurchase vehicles"), and Ford takes similar steps to estimate the impact of economic conditions on the expected auction value at the time of repurchase from the customer.

In 2007, the number of leases purchased by Ford Credit in North America increased by 41,000 (9.3%) compared with 2006, consistent with industry trends.  In 2007, lease terminations and vehicle return volume in North America increased by 47,000 (14.2%) and 63,000 units (26.6%), respectively, compared with 2006, primarily reflecting growth in lease placements since 2004 and higher return rates, consistent with auction values that were lower than expected at the time of contract purchase and a general shift in consumer preferences away from trucks and traditional sport utility vehicles ("SUVs").  The number of outstanding rental repurchase vehicles decreased 11,000 units (9%) at year-end 2007 compared with year-end 2006, consistent with Ford's strategy to reduce sales to daily rental car companies.

Auction values at constant fourth quarter 2007 mix for 24-month U.S. Ford Lincoln Mercury lease vehicles were up $570 per unit (3.5%) from 2006 levels, primarily reflecting increased vehicle content on returned vehicles.  Auction values for 36-month U.S. Ford Lincoln Mercury lease vehicles were down $45 per unit (0.3%), reflecting weakness in the used vehicle market for trucks and traditional SUVs.  Auction value results in 2007 were lower than expectations at the time of contract purchase.  At year-end 2007, the auction price as a percentage of wholesale price for 2007 model year rental repurchase vehicles sold at auction averaged 2.6 percentage points higher than 2006 model year vehicles at year-end 2006 (at constant mix).  However, the used vehicle market was much stronger in the first half of 2007 than the second.

The weakening economic environment in the second half of 2007 had a negative impact on the value of the used vehicle market, including lease vehicles returned to Ford Credit and rental repurchase vehicles.  Further, we believe that higher fuel prices adversely affected the value of returned lease trucks and traditional SUVs, which comprised the majority of Ford Credit’s return volume in 2007.  While other economic factors (such as excess capacity and repossessions) can have an impact on used vehicle prices, we do not believe that these factors have had as significant an impact as weakening economic conditions and increasing fuel prices.

In future filings, as appropriate, we will include in Management's Discussion and Analysis of Financial Condition and Results of Operations a discussion regarding the impact of key economic factors and trends on residual values.

Financial Impact and Assumptions, page 43

3.
You state that the execution of the restructuring plan priorities is expected to result in the overall profitability of your Ford North America segment, and Automotive Sector in your 2009 fiscal year.  Since management determined that there should be no reliance placed on the turnaround plan for SFAS 109 purposes and, therefore, recorded a full valuation allowance, it appears that you should revise your disclosure here to include also include a cross reference to the applicable deferred taxes disclosures similar to the way you cross reference to both liquidity needs and outlook for your 2008 full-year performance.

Beginning with our 2008 Form 10-K Report, we will add a cross-reference to our Valuation of Deferred Tax Assets disclosure when discussing our plans to return to profitability for our Ford North America segment and Automotive Sector in the Overview section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8 – Financial Statement and Supplementary Data

Note 1 – Principles of Presentation and Consolidation, page FS-8

4.
We note that total assets and liabilities as presented in your sector and consolidated balance sheets differ due to the netting of deferred tax assets and liabilities.  It appears that the sum of net deferred tax assets on your consolidated balance sheet at December 31, 2007 of $466 million reconciles to the amount you report in the table on page FS-39 of your income tax note; however, net deferred tax assets as presented on your sector balance sheet appear to differ by approximately $163 million.  Please reconcile this difference for us and consider expanding disclosure to reconcile sector and consolidated amounts.

In Note 1 of the Notes to our Financial Statements we disclose that the difference between total assets and total liabilities as presented in our sector balance sheet and consolidated balance sheet results from the netting of deferred tax assets and liabilities.  This difference at December 31, 2007 was $466 million.  The amount to which you refer represents $163 million of deferred tax assets in the Financial Services sector that is included in the Other assets line item of the sector balance sheet. Because this amount has not met the required threshold for disclosure of Other assets as described in Rule 5-02.17 of Regulation S-X (i.e., item not in excess of 5% of Total Financial Services assets), we do not separately disclose these deferred tax assets.  In response to your comment, in the future we will clarify our disclosures to provide reconciliation of these amounts.

Notes to the Financial Statements

Note 3 – Marketable and Other Securities

5.
We note you reconcile amounts to your sector financial statements.  However, please consider including a summary table that also reconciles the information provided to your consolidated balance sheets amount.

Beginning with the 2008 Form 10-K Report, we will include a table that reconciles to the information provided in our consolidated balance sheet.

Note 28 – Commitments and Contingencies

Litigation and Claims, page FS-64

6.	The disclosures in your note appear overly general and lack specificity. Accordingly, we believe you should consider adding disclosure such as, but not limited to, the following:
•
The range of loss and amount of damages sought in pending cases and upcoming trials.  If such a range can not be determined, please revise to specifically state that management can not determine the range of loss.

•	A summary of your total litigation in which you are currently involved.
•	Disclosure of the total number of cases that specify damage (including total damages claimed) and those which do not specify any damages;
•	Management's assessment with respect to specific litigation and claims of the probability of incurring material damages with respect to litigation;
•	For matters involving a large number of claimants, disclosure indicating the number of pending cases from year to year.
•	Disclosures of cases which have reached a verdict along with any post-trial developments that might have at least a reasonable possibility of affecting the final outcome;
•	Cautionary language indicating that amounts should not be construed as judgment to be awarded, if applicable;
•	Cautionary language indicating that management has made estimates regarding damages sought, and that actual damages might differ, if applicable;
•	Cautionary language regarding the inability to allocate damage to specific defendants when damages are sought against multiple defendants, if applicable.
Please revise accordingly.

Paragraphs 9 and 10 of SFAS 5 identify disclosure requirements regarding loss contingencies.  Paragraph 9 states that the disclosure of the nature and, in some cases, amount of an accrual that is probable and that can reasonably be estimated may be necessary for the financial statements not to be misleading.  Paragraph 10 further requires disclosure of loss contingencies that are not recorded on the balance sheet if realization of such contingencies is at least reasonably possible.  Such disclosures should indicate the nature of the contingency, and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

The Staff suggests in SAB Topic 5Y that certain liabilities may be of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities may be necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on the registrant's financial condition, results of operations, or liquidity.

With regard to those litigation matters for which we have established accruals, the amount of the accruals is immaterial to our balance sheet and therefore we do not believe that further disclosure is necessary in order to prevent our financial statements from being misleading.  Similarly, with regard to those matters for which we have not established an accrual but for which losses are reasonably possible and can be estimated, we disclose in the Notes to the Financial Statements that we do not believe such matters would have a material effect on our financial statements.  Even the aggregate of these two categories would not have a material effect on our financial statements.  As a result, we believe that the disclosures suggested in this comment would not be useful to a reasonable investor because the amount at issue is not material to our financial statements.

Consistent with the regulations and Staff guidance, we would disclose detailed information regarding litigation and claims that we deemed material (either individually or in aggregate for matters that raise substantially similar factual or legal issues) as necessary to avoid misleading readers of our financial statements.

*****

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements, and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (313) 845-0608, or Mark Kosman, Global Accounting Director, at (313) 845-9255.

Sincerely,

/s/ Don Leclair

Don Leclair